ALLEN & OVERY

BY COURIER

The United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
USA

Attention: Filing Desk

Our ref   KAHB/0012018-0003351 ICM:29868746.3

18 April 2018

Allen & Overy LLP
One Bishops Square
London E1 6AD United Kingdom

Tel   +44 (0)20 3088 0000
Fax   +44 (0)20 3088 0088

Dear Sirs/Madams

African Development Bank, Regulation AfDB, Rule 3: USD50,000,000 Floating Rate Notes due 17 April 2025

Please find enclosed eight (8) copies of a transmittal report, complete with exhibits, in relation to the above referenced matter.

I should be grateful if you would confirm receipt of the transmittal report by returning a copy of the enclosed cover letter from the African Development Bank, stamped with the date of receipt, by fax to the above mentioned number (marked for my attention) and in hard copy in the stamped addressed envelope enclosed.

Yours faithfully

Katherine Barrett

Katherine Barrett
Trainee

Encl.

AFRICAN DEVELOPMENT BANK



Avenue Joseph Anoma
01 BP 1387, Abidjan 01
CÔTE D'IVOIRE
Telephone: (225) 20 26 28 03
          (225) 20 26 39 76
Fax: (225) 20 24 21 55
Web Site : www.afdb.org

VICE-PRESIDENT, FINANCE

Date: 17 April 2018

To: The United States Securities & Exchange Commission
         100 F Street, NE
         Washington, D.C. 20549
         U.S.A.
         Attention: Filing Desk

Re: **African Development Bank, Regulation AFDB, Rule 3: USD 50,000,000 Floating Rate Notes due 17 April 2025**

Ladies & Gentlemen:

Enclosed please find eight (8) copies of a Report dated 17 April 2018 of the African Development Bank, which is filed under Rule 3 of Regulation AFDB with respect to the Bank's Floating Rate Notes due 17 April 2025.

Very truly yours,

AFRICAN DEVELOPMENT BANK

By: Hassatou N'SELE

Title: Acting Vice-President, Finance

cc: Office of International Corporate Finance

0012220-0002183 ICM:29868683.2